UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

KVH Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

482738101
(CUSIP Number)

May 25, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	482738101

1.	NAME OF REPORTING PERSONS

Needham Investment Management L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,857,850

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,857,850

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,857,850

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

CUSIP No	482738101

1.	NAME OF REPORTING PERSONS

Needham Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,857,850

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,857,850

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,857,850

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

CUSIP No	482738101

1.	NAME OF REPORTING PERSONS

Needham Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,857,850

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,857,850

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,857,850

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

CUSIP No	482738101

1.	NAME OF REPORTING PERSONS

The Needham Group, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,932,750

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,932,750

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,932,750

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

CUSIP No	482738101

1.	NAME OF REPORTING PERSONS

George A. Needham

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,932,750

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,932,750

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,932,750

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

CUSIP No	482738101

Item 1.	(a).	Name of Issuer:

KVH Industries, Inc.

	(b).	Address of Issuer's Principal Executive Offices:

50 Enterprise Center Middletown, Rhode Island 02842 United States of America

Item 2.	(a).	Name of Person Filing:

Needham Investment Management L.L.C. Needham Asset Management, LLC Needham Holdings, LLC The Needham Group, Inc. George A. Needham

	(b).	Address of Principal Business Office, or if None, Residence:

Needham Investment Management L.L.C.

250 Park Avenue, 10th Floor

New York, New York 10117-1099
United States of America

Needham Asset Management, LLC

c/o Needham Investment Management L.L.C.

250 Park Avenue, 10th Floor

New York, New York 10117-1099

United States of America

Needham Holdings, LLC

c/o Needham Investment Management L.L.C.

250 Park Avenue, 10th Floor

New York, New York 10117-1099

United States of America

The Needham Group, Inc.

c/o Needham Investment Management L.L.C.

250 Park Avenue, 10th Floor

New York, New York 10117-1099

United States of America

George A Needham

c/o Needham Investment Management L.L.C.

250 Park Avenue, 10th Floor

New York, New York 10117-1099

United States of America

	(c).	Citizenship:

Needham Investment Management L.L.C. – Delaware Needham Asset Management, LLC – Delaware Needham Holdings, LLC – Delaware The Needham Group, Inc. – Delaware George A Needham – United States of America

	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

	(e).	CUSIP Number:

482738101

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c).

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[_]	A non-U.S. institution in accordance with s.240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with s.240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____
	(k)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Needham Investment Management L.L.C. – 1,857,850 Needham Asset Management, LLC – 1,857,850 Needham Holdings, LLC – 1,857,850 The Needham Group, Inc. – 1,932,750 George A Needham – 1,932,750

	(b)	Percent of class:

Needham Investment Management L.L.C. – 9.7% Needham Asset Management, LLC – 9.7% Needham Holdings, LLC – 9.7% The Needham Group, Inc. – 10.1% George A Needham – 10.1%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
Needham Investment Management L.L.C. – 0 Needham Asset Management, LLC – 0 Needham Holdings, LLC – 0 The Needham Group, Inc. – 0 George A Needham – 0

(ii) Shared power to vote or to direct the vote
Needham Investment Management L.L.C. – 1,857,850 Needham Asset Management, LLC – 1,857,850 Needham Holdings, LLC – 1,857,850 The Needham Group, Inc. – 1,932,750 George A Needham – 1,932,750

(iii) Sole power to dispose or to direct the disposition of
Needham Investment Management L.L.C. – 0 Needham Asset Management, LLC – 0 Needham Holdings, LLC – 0 The Needham Group, Inc. – 0 George A Needham – 0

(iv) Shared power to dispose or to direct the disposition of
Needham Investment Management L.L.C. – 1,857,850 Needham Asset Management, LLC – 1,857,850 Needham Holdings, LLC – 1,857,850 The Needham Group, Inc. – 1,932,750 George A Needham – 1,932,750

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Other than 74,900 shares directly owned by The Needham Group, Inc., all of the shares reported in this Schedule 13G are directly owned by advisory clients of Needham Investment Management L.L.C. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, par value $0.01 per share.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Please see Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2023
(Date)
Needham Investment Management L.L.C.*

By:	/s/ James W. Giangrasso
Name: James W. Giangrasso
Title: Chief Financial Officer

Needham Asset Management, LLC*

By:	/s/ James W. Giangrasso
Name: James W. Giangrasso
Title: Authorized Person
Needham Holdings, LLC*

By:	/s/ John J. Prior, Jr.
Name: John J. Prior, Jr.
Title: Authorized Person

The Needham Group, Inc.*

By:	/s/ John J. Prior, Jr.
Name: John J. Prior, Jr.
Title: Chief Executive Officer
George A. Needham*

By:	/s/ George A. Needham

* This Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Act, or for any other purpose.

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 8 to Schedule 13G dated January 11, 2023 relating to the Common Stock, par value $0.01 per share, of KVH Industries, Inc. shall be filed on behalf of the undersigned.

Needham Investment Management L.L.C.

By:	/s/ James W. Giangrasso
Name: James W. Giangrasso
Title: Chief Financial Officer

Needham Asset Management, LLC

By:	/s/ James W. Giangrasso
Name: James W. Giangrasso
Title: Authorized Person
Needham Holdings, LLC

By:	/s/ John J. Prior, Jr.
Name: John J. Prior, Jr.
Title: Authorized Person

The Needham Group, Inc.

By:	/s/ John J. Prior, Jr.
Name: John J. Prior, Jr.
Title: Chief Executive Officer
George A. Needham

By:	/s/ George A. Needham

Exhibit B

Needham Investment Management L.L.C. is the relevant entity for which each of Needham Asset Management, LLC, Needham Holdings, LLC, The Needham Group, Inc. and George A. Needham may be considered a control person.